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November 12, 2004

Mr. Briccio B. Barrientos
Senior Accountant
United States Securities and Exchange Commission
Division of Investment Management
Washington, D.C.  20549

Re:  Bridgeway Funds, Inc. Form N-CSR for the fiscal year ended June 30, 2004

Dear Mr. Barrientos:

This letter responds to your comments to Bridgeway Funds, Inc.'s (the "Company") Form N-CSR for the fiscal year ended June 30, 2004. You have requested that the Company file an amended Form N-CSR addressing the comments described below. In connection with those comments, the Company hereby acknowledges that:

         o The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

         o Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

         o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the staff would like the Company to address the following comments relating to the Company's annual reports for Bridgeway Funds' Large-Cap Growth Fund, Large-Cap Value Fund, Small-Cap Growth Fund and Small-Cap Value Fund (collectively, the "Four Corner Funds"):

- The performance line graph required to be included in the annual report to shareholders for each of the Four Corner Funds pursuant to Item 22(b)(7)(ii) of Form N-1A was omitted; and

- A discussion pursuant to Item 22(b)(7)(i) of Form N-1A of the factors that materially affected the Four Corner Funds' performance during the most recently completed fiscal year, including the relevant market conditions and the investment strategies and techniques used by the funds' investment adviser was omitted.

Also, you would like us to include a statement verifying that the Adviser will not seek to recoup previously reimbursed expenses.
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Mr. Barrientos
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Concurrent with the submission of this letter, the Company has filed via EDGAR an amended Form N-CSR that includes a supplement to the annual reports for the Four Corner Funds incorporating the required line graph and discussion.

In addition, as you may be aware the Company sends quarterly shareholder letters to all shareholders of Bridgeway Funds. We intend to deliver the supplement to the annual reports with the Company's quarterly shareholder letter for the quarter ended September 30, 2004, along with a statement that this information was inadvertently omitted when the report was originally mailed. Additionally, the supplement will include a mechanism by which a shareholder can obtain a copy of the entire annual report if desired.

Please contact me at 832-204-8191 and let me know if I failed to address any of your comments or if the staff requires any additional action with respect to the comments described above.

Sincerely,

/s/ LINDA G. GIUFFRE

Linda G. Giuffre

c:  John Montgomery, President
    Miles Harper, Audit Committee Chairman